Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL 202-371-7233 DIRECT FAX 202-661-8280 EMAIL ADDRESS MARC.GERBER@SKADDEN.COM	1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO
TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com

August 22, 2024

By EDGAR Submission

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Laura McKenzie, Special Counsel Tina Chalk, Assistant Chief
Division of Corporation Finance, Office of Mergers & Acquisitions

Re:	PFIZER INC.
Schedule TO-I filed August 12, 2024
File No. 005-60005

Dear Ms. McKenzie and Ms. Chalk:

On behalf of our client, Pfizer Inc. (“Pfizer”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 15, 2024 (the “Comment Letter”) with respect to Pfizer’s Tender Offer Statement on Schedule TO-I filed with the Commission on August 12, 2024 (the “Schedule TO”). Concurrently with the submission of this letter, Pfizer is filing Amendment No. 1 to the Schedule TO, which includes revisions in response to the Staff’s comments.

Set forth below is the heading and text of each comment followed by Pfizer’s response.

Schedule TO-I filed August 12, 2024

Summary Term Sheet - Frequently Asked Questions, page 5

1.	We note your statement on page 7 that “the Company reserves the right to exclude from participation in the Modification Offer, any colleague residing, working and/or subject to the laws of any jurisdiction in which participation in the Modification Offer is not permitted or practicable under the laws of such jurisdiction.” While you need not disseminate offer materials in jurisdictions where you may not legally do so, you must accept elections to participate from all eligible holders who elect to participate in the Modification Offer. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). Please revise accordingly.

Response

Pfizer respectfully acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Summary Term Sheet accordingly.

Eligible Participants; Eligible PSAs or Eligible TSRUs; the Proposed Modification; Expiration and Extension of the Offer., page 17

2.	We note that Eligible Participants include only individuals who “have been actively employed since no later than July 24, 2024,” which appears to be inconsistent with the requirement of Exchange Act Rule 13e-4(f)(8)(i). Note that if the Modification Offer is made in reliance on the Commission’s March 21, 2001 Global Exemptive Order, the relief from the all-holders requirement provided in the Global Exemptive Order is intended to permit exclusion only for a compensatory purpose. In your response, please describe the compensatory purpose of excluding employees who were not actively employed on or before July 24, 2024, from the Modification Offer or provide your legal analysis explaining why the Modification Offer is consistent with the requirement of Exchange Act Rule 13e-4(f)(8)(i). Alternatively, revise the Modification Offer to comply with Exchange Act Rule 13e-4(f)(8)(i).

Response

Pfizer respectfully acknowledges the Staff’s comment and has revised the relevant disclosure regarding the eligible participants on pages 1, 7, 8, and 17 accordingly.

* * *

Please do not hesitate to contact the undersigned at (202) 371-7233 or Marc.Gerber@Skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber

cc:	David M. Denton
Pfizer Inc.
Chief Financial Officer, Executive Vice President

Margaret M. Madden
Pfizer Inc.
Senior Vice President and Corporate Secretary, Chief Governance Counsel
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